Via EDGAR

February 3, 2012

Mr. Marc Thomas
Review Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549
Mail Stop 4561

Re:    Columbia Banking System, Inc.
Form 10-K for Fiscal Year Ended December 31, 2010
Filed March 1, 2011
Form 10-Q for the Fiscal Quarter Ended September 30, 2011
Filed November 8, 2011
File No. 000-20288

Dear Mr. Thomas:

This letter sets forth supplemental responses of Columbia Banking System, Inc. (the “Company”) to comments of the staff of the U.S. Securities and Exchange Commission (“SEC”), Division of Corporation Finance (“Division”) contained in your letter dated November 18, 2011 regarding the Form 10-Q filed by the Company for the period ended September 30, 2011. This letter supplements responses provided by the Company on December 16, 2011 and addresses the design of certain controls over services provided by a third-party related to loans accounted for under the FASB Accounting Standards Codification Subtopic 310-30, Receivables: Loans and Debt Securities Acquired with Deteriorated Credit Quality (“ASC 310-30”).

The Company's core loan servicing system does not have the capability to perform expected cash flow loan accounting as prescribed by ASC 310-30; accordingly, the Company accounts for those loans utilizing an effective yield model (the “EYM” or “model”) purchased from a third-party provider. The EYM was developed by the third-party provider, a national accounting and consulting firm, to track the carrying value of acquired loans that have evidence of credit quality deterioration. The model is a distributed software application that is built on the .NET framework. The model is a web-based application with an Oracle database for storage.

OVERVIEW OF THIRD-PARTY PROVIDER SERVICES

Monthly Services
Monthly loan data processing in the model is performed by the third-party provider utilizing core loan servicing system data provided by the Company. Once the loan data processing is complete, a report package of results is provided back to the Company and certain of those reports are the basis upon which the Company records journal entries to the general ledger.

Monthly model output includes:

•	Loan interest income calculated utilizing the effective yield,

•	Federal Deposit Insurance Corporation (“FDIC”) indemnification asset amortization/accretion measured on the same basis as the loans covered under FDIC loss-sharing agreements,

•	Balance sheet reclassification of amounts from the FDIC indemnification asset to FDIC receivable and/or other real estate owned (“OREO”) indemnification asset based upon loan charge-off activity,

•	Carrying value of loans transferred to OREO during the period, and

•	Allowance for loan loss activity.

Quarterly Services
Quarterly, the Company re-measures expected future loan cash flows for loans accounted for under ASC 310-30. Assumptions utilized in this process include projections related to probability of default (“PD”), severity or loss given default (“LGD”), prepayment and recovery lag. The Company internally develops projections related to LGD and recovery lag based upon a loan charge-off and recovery analysis, whereas projections related to PD and prepayment are currently calculated utilizing a loan migration analysis. This loan migration analysis is performed by the third-party provider utilizing historical core loan servicing system data provided by the Company.
Quarterly loan migration output includes:

•	Cumulative default curves

•	Yearly prepayment curves
The curves identified above are converted to conditional default and conditional prepayment rates. Those rates, along with assumptions related to LGD and recovery lag, are then loaded as inputs into the EYM in order to calculate expected future loan cash flows. Once the quarterly re-measurement is complete, a report package of results is provided back to the Company and certain of those reports are the basis upon which the Company records journal entries to the general ledger to reflect the re-measurement.
Quarterly model output from the re-measurement of expected future loan cash flows includes:

•	Impairment and/or recapture of previous impairment at the loan pool level,

•	Change in loan pools' effective yield at which interest income is recorded for the subsequent quarter, and

•	Adjustment to future FDIC indemnification asset amortization/accretion based upon revised expectations of loan losses.

COMPANY CONTROLS RELATED TO THIRD-PARTY PROVIDER SERVICES
The Company has been unable to obtain a Statement on Standards for Attestation Engagements No. 16, Reporting on Controls at a Service Organization report from its third-party EYM provider. Accordingly, the Company utilizes a combination of preventative and detective controls for information provided to and output received from the third-party provider. This combination of input and output controls assists the Company in gaining comfort with data received from the third-party provider. The operational effectiveness of EYM-related controls is subject to review by the Company's internal audit department on a quarterly basis. The following section provides a summary of selected controls segregated by type of service:

Monthly Services
The Master Data Requirements (“MDR”) file is the source document utilized to transfer loan data from the Company's core loan servicing system to the EYM. The MDR file is an MS Excel workbook containing selected loan-level details, including monthly cash flow data. The MDR file is extracted from the Company's core loan servicing system and the following checks are performed prior to delivery to the third-party provider for processing:

•	Roll-forward of loan-level unpaid principal balance from the prior month-end (a loan cash flow roll-forward),

•	Reconciliation/comparison of the following to the general ledger,

◦	Month-end loan balance outstanding,

◦	Month-end accrued interest receivable,

◦	MTD interest income,

◦	Loan charge-off activity.

•	Count of loans included in the MDR agrees to prior period,

•	Net realizable value of OREO included in the MDR agrees to supporting documentation, and

•	Loans removed from FDIC loss-sharing, if any, are flagged appropriately in the MDR.
Once the EYM loan data processing is complete, a report package of results is provided back to the Company. The following checks are performed monthly on report data:

•	Loan charge-off data, including OREO transfers, from the reports are traced up to the general ledger activity,

•	Reconciliation of loan portfolio carrying value per the EYM to the general ledger.
Other output controls that are performed periodically but with a frequency less than monthly include:

•	Recalculation of month-to-date interest income based upon the effective yield,

•	Recalculation of indemnification asset amortization, and

•	Recalculation of balance sheet amounts reclassified between FDIC indemnification asset and FDIC receivable.

Quarterly Services
Loan Migration Analysis
The MDR file described above is also the source document utilized in the loan migration analysis. Controls related to the MDR file described in the 'Monthly Services' section above are applicable for quarterly services as well. Key loan-level data within the MDR file utilized to perform the loan migration analysis includes loan delinquency status (i.e. Current, 31-60, 61-90 days past due) and loan principal balance.
Prior to performing the loan migration analysis, the Company compares the past due data utilized by the third-party provider to the MDR file originally provided. In addition, the past due data is compared to other loan reports extracted from the core loan servicing system. Once the loan migration analysis is completed, the Company analytically reviews the results to determine if the changes in default probability projections are consistent with the changes in loan delinquency over the transition period (generally, one year).
Re-measurement of Expected Future Loan Cash Flows
The re-measurement of expected future loan cash flows is performed within the EYM utilizing projections related to probability of default, loss given default, prepayment and recovery lag. Those projections are input into the EYM and expected loan cash flows are re-measured based upon those assumptions. Subsequent to processing, a report package of results is provided back to the Company. The following checks are performed on the report data:

•	Comparison of assumptions utilized in the model to assumptions provided by the Company,

•	Analytical review of results to determine if expected cash flows generated by the model are consistent with expectations based upon inputs,

•	Review and approval of results by committee comprised of certain executive and senior management from both the credit administration and accounting and finance departments.

In connection with this response, the Company acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in the filing; (2) SEC staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We trust that the above is fully responsive to your comments. However, if you have any further questions or concerns, please do not hesitate to call me directly at (253) 305-1966.

Sincerely,

/s/ Gary R. Schminkey
Gary R. Schminkey
Executive Vice President and
Chief Financial Officer

cc: Mr. Dave Irving, Securities and Exchange Commission
Mr. Marc Thomas, Securities and Exchange Commission
Stephen M. Klein, Graham & Dunn
David Haslip, Deloitte & Touche LLP

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